NO ACT

P.E.
01/07/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 13 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



13002115

February 13, 2013

Bradley M. Gayton
Ford Motor Company
bgayton@ford.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-13-13

Re: Ford Motor Company
Incoming letter dated January 7, 2013

Dear Mr. Gayton:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Ford by Ronald R. Isbeque. We also have received a letter from the proponent dated January 8, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Ronald R. Isbeque
*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 7, 2013

The proposal requests that company profits be used in accordance with the priorities specified in the proposal.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 8, 2013

To: Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RECEIVED
2013 JAN 14 AM 11:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Cc: Mr. Bradley M. Gayton, Secretary, Ford Motor Company
Mr. Jerome F. Zaremba, Counsel, Ford Motor Company

Subject: Ford Motor Company Request to Omit Shareholder Isbeque Proposal

I am writing to request that you deny Ford Motor Company's (Ford) request (Attachment I) to omit my proposal (Attachment II) from the May 9, 2013 Annual Meeting. I can appreciate their position and research, but following is my commentary on why I request your support in denying Ford's request:

Ford Motor Company's (Ford) ordinary day-to-day business operations do not involve daily determination of annual profit distribution, profit sharing or employee compensation. This is an annual event and unrelated to the ordinary business operations of auto manufacturing.

Nor can you consider this annual event as something "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" as stated in Ford's "Request for Omission" letter to you. Furthermore, an annual event such as determining how profit is distributed does not "seek to regulate the relationship between the Company and its employees" as stated in Ford's "Request for Omission" letter to you. The Company-Employee relationship remains the same on a day-to-day basis, and their mutual mission to build the best cars in the world while providing value and profit to its owners remains the same on a day-to-day basis, and there is no direct shareholder oversight of any of this presented in this proposal.

It is understood that Ford utilizes human and non-human assets daily, for the primary purpose of designing, engineering, developing, manufacturing, and selling vehicles around the world for profit, but there are owners of this corporation (any corporation) and these owners have first claim to those profits, and therefore should be allowed to establish a priority model on how Company management should allocate the annual profit.

The proposal:

- Does not imply that Company management is not upholding its fiduciary responsibilities, but is being presented because the present allocation of annual profit is misguided given the extent to which employees feel they have first claim to any Company profits.

- Requires a more methodical approach annually to how the profits are shared with owners and company employees. The proposal is not micro-managing Company operations, nor is it "probing too deeply into matters of a complex nature" as suggested by Ford. The complexity of "turning" a profit is the responsibility of Company management, and that will be maintained under this proposal.

The proposal (continued from Page 1):

- Allows Ford to reserve whatever amount of annual profit is deemed necessary to run day-to-day business operations (excluding wage, salary, benefit increases), so this proposal is not restricting any day-to-day operational decision-making or any funding of day-to-day business operations, nor is there any proposed direct shareholder oversight of day-to-day operations.

  Note: Employees will continue to be paid, and receive pay increases or profit sharing (subject to proposal guidelines), so they will continue to be rewarded for their efforts, value, and talent..., but they become the last in line to share in any profit. Many employees are also Ford shareholders so they will be receiving compensation for being both. Many shareholders are not employees and therefore only receive a dividend. But all owners will agree that limits on compensation will translate into higher returns on Company stock (capital gains and dividend), and so every owner-employee or owner should be allowed to vote on whether or not they see value in this proposal.

- Does not seek to advise Ford on how to administer its wage, salary, or benefit programs, which I recognize is a day-to-day operation. Rather this proposal seeks only to provide Ford management and employees with an annual control mechanism that defines how much is affordable each year for those programs.

- Provides clear delineation of the amount of annual profit that can be allocated to the employee base <u>after</u> all other defined priority distributions are made to owners and the retiree health care fund.

- Recognizes that profits can be shared with everyone, but should be shared with owners first since they have risked their capital for both financial gain and the good of the Company, and its employees.

- Provides annual cost savings to Ford by eliminating quarterly dividend payments.

- Is consistent and fair year to year. If there is no profit, there are no distributions. If there is profit, then profit is distributed as outlined in the proposal, and everyone gets something, unless business conditions dictate otherwise and all profit has to be reinvested into the business operations (excluding wage, salary, or benefit increases of course) which is a Company decision with zero shareholder oversight.

Therefore, the proposal that Ford Motor Company wishes to exclude from the 2013 annual shareholder meeting should not be excluded under Rule 14a-8(i)(7) regardless of how "close" it might seem to appear to any prior judgements made by the SEC Staff on a subject resembling the one presented in this proposal. I respect any prior decisions that the SEC Staff has made, and I hope you will agree with me on the matter being presented to you today.

Sincerely,



Ronald R. Isbeque

ATTACH I
1 of 4



Office of the Secretary
Bradley M. Gayton
Secretary
313/323-2513
313/248-8713 (Fax)
bgayton@ford.com

Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 7, 2013

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Ronald R. Isbeque

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 9, 2013.

Mr. Ronald R. Isbeque (the "Proponent") has submitted for inclusion in the 2013 Proxy Materials a proposal related to the Company adopting a policy whereby it would prioritize the Company's world-wide profits in the following manner:

- First, the Company determines how much profit to reinvest in the worldwide business operations, excluding personnel-related pay increases, additional benefits, benefit increases, bonuses, or profit sharing (hourly or salary).
- Second, the Company allocates two-thirds of the remaining profit for an annual payment to shareholders by April 1 each year.
- Third, the Company applies one-half of the remaining profit to fund worldwide salaried and hourly retiree health care reserves in equal proportions by region and labor category.
- Fourth, the Company shares the remaining profit with worldwide employees via profit sharing or bonuses. Pay increases, contractual or non-contractual, are limited to the amount in the reserve.

(the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2013 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose time-frames or methods for implementing complex policies.

The Proposal requests that the Company adopt a policy for the distribution of profits in a specific fashion, including distributions for salaried and hourly employee compensation related to profit sharing, bonuses, and retiree healthcare. The Proposal relates to a policy that would impact all employees, not just Company executives. Because the Proposal relates to allocation of profits, general employee compensation and employer/employee relationship matters, the Proposal deals with ordinary business operations and may be properly excluded from the Proxy Materials.

In outlining its approach to Rule 14a-8(i)(7) regarding proposals concerning equity or cash compensation, the Staff has drawn a clear distinction between proposals that relate to (i) general employee compensation matters and (ii) only senior executive and director compensation. *See Staff Legal Bulletin No. 14A* (July 12, 2002). Based on this distinction, proposals that relate to senior executive officers' and directors' compensation, without more, are not excludable under Rule 14a-8(i)(7), while shareholder proposals addressing the compensation of other employees of a company may be properly excluded. In *Johnson Controls, Inc.* (October 16, 2012), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that sought to request the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company. In *Delta Air Lines, Inc.* (March 27, 2012), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that requested the board of directors to initiate a program that prohibited cash or equity payments for management or executive officers unless there was an appropriate process to fund the retirement accounts of Delta pilots. In *Ford Motor Company* (January 9, 2008), the Staff found a shareholder proposal as relating to general compensation matters within the Company's ordinary business operations because it involved having the Company discontinue awarding stock options to its employees. See also *Plexus Corp.* (September 4, 2007) (exclusion allowed where proposal requested the company to discontinue the use of stock options for all employees) and *Plexus Corp.* (November 4, 2004) (exclusion allowed where proposal requested the Board to use performance-based cash incentives rather than stock options for all employees).

The Proposal impacts the compensation of all of the Company's employees, not just its senior executives, and seeks to micro-manage the Company's use of profits. Ordinary business matters, such as the allocation of profits among the Company's operations, stockholders and employee compensation, including bonus, and profit sharing, involve complex decisions based on a variety of business, market, and economic factors and should not be decided by shareholders at an annual meeting. All of Ford Motor Company's hourly and salary employees are eligible for bonuses and profit sharing. The Proposal seeks to regulate the compensation that may be paid to all of the Company's employees, not just its executive employees. As such, it falls squarely within the No-Action Letters cited in the preceding paragraph where the Staff allowed exclusion of such proposals under Rule 14a-8(i)(7).

In addition, the Proposal seeks to regulate the relationship between the Company and its employees. The Proposal states that "[p]ay increases, contractual or non-contractual, are limited to the amount in the reserve." The Proposal further provides that it "preempts any prior or historical profit sharing formulas or determinations. Future labor benefits and pay increases, both contractual and non-contractual, will become limited to what is affordable based on the above profit allocation...During contract negotiations, the affordable cost of labor increases...cannot exceed existing Company-approved Business Plan data for the contract year."

The relationship between the Company and its employees is an integral part of the day-to-day conduct of ordinary business operations. The negotiation of wages, hours, and working conditions are fundamental business issues for employers. Negotiations between the Company and unions that represent hourly workers are extremely complex negotiations that involve numerous issues. By limiting its flexibility to negotiate, the Proposal could negatively impact the ability of the Company to manage its relationship with its hourly workers. The Staff has permitted exclusion of shareholder proposals that, like the Proposal, seek to address a company's relationship with employee labor unions because they fall under the category of ordinary business pursuant to Rule 14a-8(i)(7). See *Wal-Mart Stores, Inc.* (March 16, 2006) (exclusion allowed where proposal requested that the board amend the company's Equal Opportunity Policy to bar intimidation of company employees exercising their right to freedom of association, develop systems to prevent future violations of federal labor law, and publish periodic reports to shareholder on its progress); *United Parcel Services, Inc.* (February 23, 2004) (exclusion allowed where proposal requested a report "to shareowners on the UPS relationship with the International Brotherhood of Teamsters"); *Modine Manufacturing Co.* (May 6, 1998) (exclusion allowed where proposal requested a corporate code of conduct to address the right to organize and maintain unions); *Humana Inc.* (October 17, 1990) (exclusion allowed where proposal requested the company to recognize and bargain collectively with a particular union); and *UAL, Inc.* (March 3, 1986) (exclusion allowed where proposal requested a review of "management's handling of union negotiation").

Furthermore, it cannot be convincingly argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters, raising policy issues so significant as to be appropriate for a shareholder vote. Allocation of profits, general compensation planning, and employer/employee relationship matters do not involve the "presence of widespread public debate" (*see Exchange Act Release No. 34-40018* (May 21, 1998). Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2013 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2013 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2013 Proxy Materials by sending him a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2513).

Very truly yours,



Bradley M. Gayton

Enclosure
Exhibits
cc: Mr. Ronald R. Isbeque

SHAREHOLDER PROPOSAL FOR PROXY MATERIAL FOR FORD MOTOR COMPANY 2013 ANNUAL MEETING TENTATIVELY SCHEDULED FOR MAY 9, 2013

ATTACH II
1 of 1

PROPOSAL:

In order to put owner's (shareholder's) present and future interests first, and to highlight, formalize, and protect their claim to Ford Motor Company (the Company) worldwide profits, and to encourage ownership in Ford Motor Company, and to prevent employees or non-owners from placing, or implying existence of, a priority claim on profits or cash reserves, the owners (shareholders) of Ford Motor Company hereby vote to stipulate that annual Ford worldwide profits shall be used only in the following priority:

First, the Company determines the amount of profit, and then how much of that to reinvest into the worldwide business operations (labor at year-end labor rates, fixed asset investment, capital expenditures, non-personnel operating costs, product development and engineering, cash reserve requirements, pension funding, employee health care, etc.), excluding personnel-related assumptions involving pay increases, additional benefits, benefit increases, bonuses, or profit sharing (hourly or salary).

Second, the Company allocates two-thirds of the remaining profit for a one-time payment to the owners (shareholders) of Ford Motor Company by April 1st annually. The Company eliminates the quarterly dividend.

Third, the Company takes one-half of the remaining profit and funds worldwide salaried and hourly retiree health care reserves in equal proportions by region and labor category.

Fourth, the Company will share the remaining profit with worldwide employees via profit sharing or bonuses by creating a reserve for this type of compensation. Pay increases, contractual or non-contractual, are limited to the amount in the reserve, and the reserve cannot be funded outside of the calculations presented in this proposal. The reserve does not have to be fully-utilized annually, nor does its existence guarantee labor dollar increases, if business conditions warrant otherwise.

The above pro-owner determination is based on worldwide profits, and preempts any prior or historical profit sharing formulas or determinations. Future labor benefits and pay increases, both contractual and non-contractual, will become limited to what is affordable based on the above profit allocation and by the amount in the "compensation" reserve (per number 4 above). During contract negotiations, the affordable cost of labor increases (item 4 above) cannot exceed existing Company-approved Business Plan data for the contract years.

A "yes" vote implements the above starting with the 2013 fiscal year that ends 12/31/2013.

Proposal submitted by Ronald R. Isbeque, Ford Motor Company Salaried Retiree (1971 – 2007) and Shareholder for greater than 1 year, for inclusion in the proxy materials for the 2013 annual meeting tentatively scheduled for May 9, 2013.

Note: examples follow on page 2 (if necessary)



Ronald R. Isbeque

10/22/12



Office of the Secretary
Bradley M. Gayton
Secretary
313/323-2513
313/248-8713 (Fax)
bgayton@ford.com

Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 7, 2013

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Ronald R. Isbeque

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 9, 2013.

Mr. Ronald R. Isbeque (the "Proponent") has submitted for inclusion in the 2013 Proxy Materials a proposal related to the Company adopting a policy whereby it would prioritize the Company's world-wide profits in the following manner:

- First, the Company determines how much profit to reinvest in the worldwide business operations, excluding personnel-related pay increases, additional benefits, benefit increases, bonuses, or profit sharing (hourly or salary).
- Second, the Company allocates two-thirds of the remaining profit for an annual payment to shareholders by April 1 each year.
- Third, the Company applies one-half of the remaining profit to fund worldwide salaried and hourly retiree health care reserves in equal proportions by region and labor category.
- Fourth, the Company shares the remaining profit with worldwide employees via profit sharing or bonuses. Pay increases, contractual or non-contractual, are limited to the amount in the reserve.

(the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2013 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose time-frames or methods for implementing complex policies.

The Proposal requests that the Company adopt a policy for the distribution of profits in a specific fashion, including distributions for salaried and hourly employee compensation related to profit sharing, bonuses, and retiree healthcare. The Proposal relates to a policy that would impact all employees, not just Company executives. Because the Proposal relates to allocation of profits, general employee compensation and employer/employee relationship matters, the Proposal deals with ordinary business operations and may be properly excluded from the Proxy Materials.

In outlining its approach to Rule 14a-8(i)(7) regarding proposals concerning equity or cash compensation, the Staff has drawn a clear distinction between proposals that relate to (i) general employee compensation matters and (ii) only senior executive and director compensation. *See Staff Legal Bulletin No. 14A* (July 12, 2002). Based on this distinction, proposals that relate to senior executive officers' and directors' compensation, without more, are not excludable under Rule 14a-8(i)(7), while shareholder proposals addressing the compensation of other employees of a company may be properly excluded. In *Johnson Controls, Inc.* (October 16, 2012), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that sought to request the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company. In *Delta Air Lines, Inc.* (March 27, 2012), the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal that requested the board of directors to initiate a program that prohibited cash or equity payments for management or executive officers unless there was an appropriate process to fund the retirement accounts of Delta pilots. In *Ford Motor Company* (January 9, 2008), the Staff found a shareholder proposal as relating to general compensation matters within the Company's ordinary business operations because it involved having the Company discontinue awarding stock options to its employees. See also *Plexus Corp.* (September 4, 2007) (exclusion allowed where proposal requested the company to discontinue the use of stock options for all employees) and *Plexus Corp.* (November 4, 2004) (exclusion allowed where proposal requested the Board to use performance-based cash incentives rather than stock options for all employees).

The Proposal impacts the compensation of all of the Company's employees, not just its senior executives, and seeks to micro-manage the Company's use of profits. Ordinary business matters, such as the allocation of profits among the Company's operations, stockholders and employee compensation, including bonus, and profit sharing, involve complex decisions based on a variety of business, market, and economic factors and should not be decided by shareholders at an annual meeting. All of Ford Motor Company's hourly and salary employees are eligible for bonuses and profit sharing. The Proposal seeks to regulate the compensation that may be paid to all of the Company's employees, not just its executive employees. As such, it falls squarely within the No-Action Letters cited in the preceding paragraph where the Staff allowed exclusion of such proposals under Rule 14a-8(i)(7).

In addition, the Proposal seeks to regulate the relationship between the Company and its employees. The Proposal states that "[p]ay increases, contractual or non-contractual, are limited to the amount in the reserve." The Proposal further provides that it "preempts any prior or historical profit sharing formulas or determinations. Future labor benefits and pay increases, both contractual and non-contractual, will become limited to what is affordable based on the above profit allocation...During contract negotiations, the affordable cost of labor increases...cannot exceed existing Company-approved Business Plan data for the contract year."

The relationship between the Company and its employees is an integral part of the day-to-day conduct of ordinary business operations. The negotiation of wages, hours, and working conditions are fundamental business issues for employers. Negotiations between the Company and unions that represent hourly workers are extremely complex negotiations that involve numerous issues. By limiting its flexibility to negotiate, the Proposal could negatively impact the ability of the Company to manage its relationship with its hourly workers. The Staff has permitted exclusion of shareholder proposals that, like the Proposal, seek to address a company's relationship with employee labor unions because they fall under the category of ordinary business pursuant to Rule 14a-8(i)(7). See *Wal-Mart Stores, Inc.* (March 16, 2006) (exclusion allowed where proposal requested that the board amend the company's Equal Opportunity Policy to bar intimidation of company employees exercising their right to freedom of association, develop systems to prevent future violations of federal labor law, and publish periodic reports to shareholder on its progress); *United Parcel Services, Inc.* (February 23, 2004) (exclusion allowed where proposal requested a report "to shareowners on the UPS relationship with the International Brotherhood of Teamsters"); *Modine Manufacturing Co.* (May 6, 1998) (exclusion allowed where proposal requested a corporate code of conduct to address the right to organize and maintain unions); *Humana Inc.* (October 17, 1990) (exclusion allowed where proposal requested the company to recognize and bargain collectively with a particular union); and *UAL, Inc.* (March 3, 1986) (exclusion allowed where proposal requested a review of "management's handling of union negotiation").

Furthermore, it cannot be convincingly argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters, raising policy issues so significant as to be appropriate for a shareholder vote. Allocation of profits, general compensation planning, and employer/employee relationship matters do not involve the "presence of widespread public debate" (*see Exchange Act Release No. 34-40018* (May 21, 1998). Consequently, Ford respectfully requests that the Staff concur in the omission of the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2013 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2013 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2013 Proxy Materials by sending him a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2513).

Very truly yours,



Bradley M. Gayton

Enclosure
Exhibits
cc: Mr. Ronald R. Isbeque

Exhibit 1

October 22, 2012

To: Ford Investor Relations
Ford Motor Company
Dearborn, Michigan

Subject: Shareholder Proposal for Proxy Material for Ford Motor Company 2013 Annual meeting

Attached is a proposal I am submitting for Ford's 2013 Annual Meeting. Thank you.



Ronald R. Isbeque

(3 PAGES INCL COVER)

*** FISMA & OMB Memorandum M-07-16 ***

SHAREHOLDER PROPOSAL FOR PROXY MATERIAL FOR FORD MOTOR COMPANY 2013 ANNUAL MEETING TENTATIVELY SCHEDULED FOR MAY 9, 2013

PROPOSAL:

In order to put owner's (shareholder's) present and future interests first, and to highlight, formalize, and protect their claim to Ford Motor Company (the Company) worldwide profits, and to encourage ownership in Ford Motor Company, and to prevent employees or non-owners from placing, or implying existence of, a priority claim on profits or cash reserves, the owners (shareholders) of Ford Motor Company hereby vote to stipulate that annual Ford worldwide profits shall be used only in the following priority:

First, the Company determines the amount of profit, and then how much of that to reinvest into the worldwide business operations (labor at year-end labor rates, fixed asset investment, capital expenditures, non-personnel operating costs, product development and engineering, cash reserve requirements, pension funding, employee health care, etc.), excluding personnel-related assumptions involving pay increases, additional benefits, benefit increases, bonuses, or profit sharing (hourly or salary).

Second, the Company allocates two-thirds of the remaining profit for a one-time payment to the owners (shareholders) of Ford Motor Company by April 1st annually. The Company eliminates the quarterly dividend.

Third, the Company takes one-half of the remaining profit and funds worldwide salaried and hourly retiree health care reserves in equal proportions by region and labor category.

Fourth, the Company will share the remaining profit with worldwide employees via profit sharing or bonuses by creating a reserve for this type of compensation. Pay increases, contractual or non-contractual, are limited to the amount in the reserve, and the reserve cannot be funded outside of the calculations presented in this proposal. The reserve does not have to be fully-utilized annually, nor does its existence guarantee labor dollar increases, if business conditions warrant otherwise.

The above pro-owner determination is based on worldwide profits, and preempts any prior or historical profit sharing formulas or determinations. Future labor benefits and pay increases, both contractual and non-contractual, will become limited to what is affordable based on the above profit allocation and by the amount in the "compensation" reserve (per number 4 above). During contract negotiations, the affordable cost of labor increases (item 4 above) cannot exceed existing Company-approved Business Plan data for the contract years.

A "yes" vote implements the above starting with the 2013 fiscal year that ends 12/31/2013.

Proposal submitted by Ronald R. Isbeque, Ford Motor Company Salaried Retiree (1971 – 2007) and Shareholder for greater than 1 year, for inclusion in the proxy materials for the 2013 annual meeting tentatively scheduled for May 9, 2013.

Note: examples follow on page 2 (if necessary)



Ronald R. Isbeque

10/22/12

SHAREHOLDER PROPOSAL FOR PROXY MATERIAL FOR FORD MOTOR COMPANY 2013 ANNUAL MEETING TENTATIVELY SCHEDULED FOR MAY 9, 2013

EXAMPLES:

Ford Profit........ $10 billion
Reinvest........ $6 billion
Payment to Shareholders........ 2/3 x $4 bil = $2.67 billion (approx. $.6667 per share based on approximately 4 billion shares)
Fund retiree health care........ ½ x ($10 bill - $6 bil - $2.67 bil) = $665 mil
Remaining profit to employees.........$665 mil

Ford Profit........ $4 billion
Reinvest........ $2 billion
Payment to Shareholders........ 2/3 x $2 bil = $1.33 billion (approx. $.3333 per share based on approximately 4 billion shares)
Fund retiree health care........ ½ x ($4 bill - $2 bil - $1.33 bil) = $335 mil
Remaining profit to employees.........$335 mil

Ford Profit........ $20 billion
Reinvest........ $10 billion
Payment to Shareholders........ 2/3 x $10 bil = $6.67 billion (approx. $1.667 per share based on approximately 4 billion shares)
Fund retiree health care........ ½ x ($20 bill - $10 bil - $6.67 bil) = $3.33 bil
Remaining profit to employees.........$3.33 bil

Proposal submitted by Ronald R. Isbeque, Ford Motor Company Salaried Retiree (1971 – 2007) and Shareholder for greater than 1 year, for inclusion in the proxy materials for the 2013 annual meeting tentatively scheduled for May 9, 2013.



Ronald R. Isbeque
10/22/12

Zaremba, Jerome (J.F.)

From: Zaremba, Jerome (J.F.)
Sent: Friday, October 26, 2012 11:25 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposal

Mr. Isbeque:

Attached is the Company's response to your shareholder proposal.



Document.pdf

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-337-9591
jzaremb1@ford.com



Office of the General Counsel
Phone: 313/3373913
Fax: 313/337-9591
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

October 26, 2012

Mr. Ronald R. Isbeque
*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Isbeque:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal dated October 22, 2012, which we received via facsimile transmission. The cover letter requests that the proposal relating to the Company prioritizing the use of its profits (the "Proposal") be included in the Company's proxy materials for the 2013 Annual Meeting of Shareholders. I apologize for not responding earlier; however, the fax transmission did not contain your contact details.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, he may demonstrate his eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

Please also note that Rule 14a-8(e) limits shareholder proposals to not more than 500 words. The Proposal, including the attached example, exceeds the 500 word limitation. Please clarify whether you intend for the attached example to form part of the Proposal.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

Enclosure

cc: Bradley M. Gayton

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Director Elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

> *Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and re-designating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

*(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

**a. Predictions as to specific future market values.

**b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

**c. Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

**d. Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

---

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. Shareholder Nominations. [*Vacated.*]*

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.**

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

---

*On July 22, 2011, the United States Court of Appeals for the District of Columbia Circuit held that the SEC was arbitrary and capricious in promulgating Rule 14a-11, the "proxy access" rule, and vacated the rule. See *Business Roundtable and Chamber of Commerce of the United States v. SEC*, 647 F.3d 1144 (D.C. Cir. 2011). See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-12 was amended by removing the heading following paragraph (c)(2)(iii) "*Instructions to § 240.14a-12.*", by removing the numbers 1. and 2. of Instructions 1 and 2 to § 240.14a-12 and adding in their places the phrases "*Instruction 1 to § 240.14a-12.*" and "*Instruction 2 to § 240.14a-12.*", respectively, and by adding *Instruction 3 to § 240.14a-12* as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Zaremba, Jerome (J.F.)

From: Ron Isbeque *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 26, 2012 12:28 PM
To: Zaremba, Jerome (J.F.)
Subject: Re: Shareholder Proposal

Good afternoon Jerome. Thank you for your response. The examples do not have to be a part of the proposal. I will work on getting the information about me being a Ford stockholder continuously for the past year.

Ron Isbeque

*** FISMA & OMB Memorandum M-07-16 ***

From: "Zaremba, Jerome (J.F.)" <jzaremb1@ford.com>
To: "risbeque@yahoo.com" *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 26, 2012 11:25 AM
Subject: Shareholder Proposal

Mr. Isbeque:

Attached is the Company's response to your shareholder proposal.

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-337-9591
jzaremb1@ford.com

Zaremba, Jerome (J.F.)

From: Zaremba, Jerome (J.F.)
Sent: Monday, October 29, 2012 2:11 PM
To: 'Ron Isbeque'
Subject: RE: Shareholder Proposal
Attachments: Document.pdf

Mr. Isbeque:
The Company's response to your e-mail is attached.

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-337-9591
jzaremb1@ford.com

From: Ron Isbeque *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, October 27, 2012 11:35 AM
To: Zaremba, Jerome (J.F.)
Subject: Re: Shareholder Proposal

Jerome, I am attaching two retiree account statements that I obtained from the Ford retiree benefits website that show my Ford stock ownership. The 2011 statement shows the period 10/1/2011 through 12/31/2011, and the 2012 statement runs from 1/1/2012 through 10/26/2012.

a) 2011 statement as of 12/31/2011 shows total opening balance in my SSIP account as of 10/1/2011 of [redacted] on page 1, and on page 4 of that statement you can see that my Ford stock was [redacted] of the total amount. So I think this confirms my ownership as of 10/1/2011.

b) 2012 statement as of 10/26/2012 shows total ending balance in my SSIP account of [redacted] on page 1, and the asset allocation shown on the same page shows my Ford stock was [redacted] of the total amount. So I think this confirms my ownership as of 10/26/2012.

Based on a and b above, I think this affirms that I have been a Ford shareholder of at least $2,000 continuously for more than one year. Hopefully this provides
you with the proper documentation you requested and puts me in full compliance with the rules set forth in the SEC's rule 14a-8. Let me know your position on
this matter. Thank you.

Ronald R. Isbeque
*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

From: "Zaremba, Jerome (J.F.)" <jzaremb1@ford.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 26, 2012 11:25 AM
Subject: Shareholder Proposal

Mr. Isbeque:

Attached is the Company's response to your shareholder proposal.

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1037
Dearborn, Michigan 48126
313-337-3913
Fax: 313-337-9591
jzaremb1@ford.com



Office of the General Counsel
Phone: 313/3373913
Fax: 313/337-9591
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

October 29, 2012

Mr. Ronald R. Isbeque

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Mr. Isbeque:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of evidence of eligible share ownership of Ford common stock contained in your e-mail correspondence dated October 27, 2012. Thank you for your prompt attention to this matter. Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,



Jerome F. Zaremba
Counsel

cc: Bradley M. Gayton